UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☒

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 of 15(d) of the Exchange Act.

Kutnowskie Zakłady Farmaceutyczne “POLFA” S.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of Poland

(Jurisdiction of Subject Company’s Incorporation or Organization)

IVAX Corporation

(Name of Person(s) Furnishing Form)

Ordinary bearer shares, par value PLN 10 each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Janusz R. Guy

President

Kutnowskie Zakłady Farmaceutyczne “POLFA” S.A.

ul. Sienkiewicza 25

99-300 Kutno, POLSKA

Telephone 48 24 355 01 00

(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

December 20, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The offer document of IVAX Corporation, a corporation incorporated under the laws of the State of Florida (“IVAX”), relating to IVAX’ mandatory cash tender offer for 38,958 shares of Kutnowskie Zakłady Farmaceutyczne “POLFA” S.A., a company organized under the laws of the Republic of Poland, is attached hereto as Attachment 1(a).

(b) Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable

(2) Not applicable

(3) Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

(1) Not applicable

(2) Not applicable

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IVAX CORPORATION

By:	/s/ Neil Flanzraich
Neil Flanzraich
Vice Chairman and President

Date:	December 21, 2004

ATTACHMENT 1(a)

Tender offer for the sale of shares in Kutnowskie Zakłady Farmaceutyczne “POLFA” S.A., announced pursuant to Art. 154 Item 1 and Art. 86 Section 4 of the Securities Act of August 21, 1997 (consolidated text: Dz.U.2002.49.447, as amended; the “Act”)

1.	Data regarding the shares tendered, their type and the issuer

This Tender Offer is announced for 38,958 bearer shares of Kutnowskie Zakłady Farmaceutyczne “POLFA” S.A., with its registered office in Kutno (hereinafter “Polfa Kutno”), each with a par value of PLN 10, admitted to public trading and listed on the Warsaw Stock Exchange (the “WSE”), marked with code PLPLFKT00019 assigned by the National Depository of Securities.

2.	Name or corporate name, domicile (registered office) and address of the tenderor

Corporate name:	IVAX Corporation (the “Tenderor” or “IVAX”)

Registered office:	Miami, Florida, United States of America

Address:	4400 Biscayne Boulevard, Miami, Florida 33137, United States of America

Phone:	(00) 1 305 575 6000

Fax:	(00) 1 305 575 6049

E-mail:	ir@ivax.com

Website:	www.ivax.com

3.	Name or corporate name, domicile (registered office) and address of the entity purchasing the shares

The Tenderor will purchase the Polfa Kutno shares.

4.	Corporate name, registered office, address, telephone and fax numbers and email address of the broker

Corporate name:	Dom Maklerski Banku Handlowego S.A. (“DMBH”)

Registered office:	Warsaw

Address:	ul. Chałubnskiego 8 00 - 613 Warsaw

Tel.:	+48 22 690 39 44

Fax:	+48 22 690 38 15

E-mail:	DMBH@citigroup.com

5.	Number of shares that the entity purchasing the shares intends to acquire as a result of the tender offer and the corresponding percentage of votes

As a result of this Tender Offer, the Tenderor intends to acquire 38,958 shares of Polfa Kutno, representing 38,958 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 2.08% of the total number of votes at the General Shareholders’ Meeting.

6.	The number of shares the entity purchasing the shares intends to attain as a result of the tender offer and the corresponding percentage of votes

As a result of this Tender Offer, the Tenderor intends to attain directly 1,407,887 shares of Polfa Kutno, representing 1,407,887 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 75% of the total number of votes at the General Shareholders’ Meeting. The number of shares that the Tenderor intends to attain under this Tender Offer, together with the number of shares already owned by its subsidiary referred to in Section 13 hereof, and the number of votes corresponding to this total number of shares, are presented in Section 14 of this Tender Offer Document.

7.	Proportions in which each of the entities purchasing the shares will attain the shares, if purchased by more than one entity

Not applicable. All of Polfa Kutno’s shares will be purchased by the Tenderor.

8.	The purchase price for the shares that are subject to the tender offer

The Tenderor agrees to purchase the Polfa Kutno shares offered under the Tender Offer for PLN 340 per share.

9.	The minimum price set forth pursuant to Art. 155 of the Act; the price set forth in Section 8 above may not be lower than the minimum price; specify the basis for establishing the minimum price

The price for the Polfa Kutno shares offered under this Tender Offer satisfies the criteria set forth in Art. 155 of the Act. The price offered is higher than the average market price of Polfa Kutno’s shares in the six months preceding the announcement of the Tender, being PLN 327.50. The price offered is also not lower than the value of IVAX’s shares offered in exchange for one Polfa Kutno share (as of the date of determining the exchange ratio) under the tender offer to subscribe for exchange shares in Polfa Kutno for shares in IVAX announced by IVAX pursuant to Art. 151 Section 1 of the Act on November 19, 2004, being PLN 340.

10.	The timetable of the tender offer, including the term for subscriptions; please indicate whether the term for subscriptions may be abbreviated and describe the circumstances in which such abbreviation may occur

The date of announcing the Tender Offer:	December 20, 2004

The first date of accepting subscriptions:	December 27, 2004

The last date of accepting subscriptions:	January 25, 2005

The planned transaction date:	January 28, 2005

The planned settlement date:	February 2, 2005

Subscriptions responding to this Tender Offer will be accepted on business days only, Monday to Friday, between 8:15 AM and 4:30 PM, at DMBH’s customer service point referred to in Section 18 of this Tender Offer Document, as well as by mail. Between December 24, 2004 and December 31, 2004 inclusive, the opening hours of DMBH’s customer service point referred to in Section 18 of this Tender Offer Document may be shortened. Subscribers are urged to obtain information regarding the opening hours during this period at +48 22 690 11 11.

The period of accepting subscription orders may be reduced only in the event that the purpose of this Tender Offer is achieved; that is, if subscriptions are made in respect of 38,958 shares of Polfa Kutno, namely, all of the shares covered by this Tender Offer.

11.	Tenderor’s dominant entity

The Tenderor has no dominant entity within the meaning of the Act.

12.	The dominant entity for the entity purchasing the shares

Information relevant to this Section is presented in Section 11 of this Tender Offer Document.

13.	Number of the relevant shares and the resulting percentage of votes held by the tenderor, its dominant entity and subsidiaries

The Tenderor holds directly 1,368,929 shares in Polfa Kutno, representing 1,368,929 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 72.93% of the total number of votes at the General Shareholders’ Meeting. The Tenderor’s subsidiary KZFPK Holdings, Inc., with its registered office in Wilmington, Delaware, the United States of America (“KZFPK Holdings”) holds 469,149 shares of Polfa Kutno, representing 469,149 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 24.99% of the total number of votes at the General Shareholders’ Meeting. The Tenderor holds directly and indirectly through KZFPK Holdings 1,838,078 shares of Polfa Kutno, representing 1,838,078 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 97.92% of the total number of votes at the General Shareholders’ Meeting.

14.	Number of the relevant shares and the resulting percentage of votes that the tenderor, its dominant entity and subsidiaries intend to attain after the tender offer

As a result of this Tender Offer, the Tenderor intends to attain, together with KZFPK Holdings, 1,877,036 shares of Polfa Kutno, representing 1,877,036 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 100% of the total number of votes at the General Shareholders’ Meeting.

15.	Number of the relevant shares and the resulting percentage of votes held by the entity purchasing the shares, its dominant entity and subsidiaries

Information relevant to this Section is presented in Section 13 of this Tender Offer Document.

16.	Number of the relevant shares and the resulting percentage of votes that the entity purchasing the shares, its dominant entity and subsidiaries intend to attain after the tender offer

Information relevant to this Section is presented in Section 14 of this Tender Offer Document.

17.	Relations between the tenderor and the entity purchasing the shares

Not applicable, as the Tenderor will purchase the Polfa Kutno shares.

18.	Address of the offices accepting subscriptions

Subscriptions in response to this Tender Offer may be placed in person, via courier or by mail, on the terms set forth in Section 26.3 of this Tender Offer Document.

Subscriptions can be placed in person at DMBH’s customer service point at:

Dom Maklerski Banku Handlowego S.A.

ul. Traugutta 7/9

00-067 Warsaw

Subscriptions may also be placed via courier or by mail to the address of DMBH’s registered office:

Dom Maklerski Banku Handlowego S.A.

ul. Chałubinskiego 8

00-613 Warsaw

Subscriptions placed via courier or by mail should be mailed to the above address, always with the annotation on the envelope “POLFA KUTNO – WEZWANIE”.

The dates for filing subscriptions in response to this Tender Offer are specified in Section 10 of this Tender Offer Document, and information on the procedure for responding to this Tender Offer is presented in Section 26 of this Tender Offer Document.

Subscriptions shall be deemed made on the date of receipt by DMBH.

19.	On what days during the subscription period will the entity purchasing the shares acquire the shares from the persons who file subscriptions

The Tenderor does not intend to acquire any Polfa Kutno shares from the persons who respond to the Tender Offer during this Tender Offer (i.e. during the subscription period). The acquisition of the Polfa Kutno shares covered by subscription orders filed in response to this Tender Offer will occur on the sixth business day after the last day of subscriptions.

20.	Procedure and method of payment for the shares purchased, with respect to shares not admitted to public trading

Not applicable. This Tender Offer is announced only for shares admitted to public trading.

21.	Indicate whether the tenderor is a dominant entity or subsidiary of the issuer of the shares tendered; describe the relationship

The Tenderor is the dominant entity of Polfa Kutno within the meaning of the Act. The Tenderor holds jointly with KZFPK Holdings shares of Polfa Kutno representing 97.92% of the total number of votes at Polfa Kutno’s General Shareholders’ Meeting.

The Tenderor is not a subsidiary of Polfa Kutno within the meaning of the Act.

22.	Specify whether the entity purchasing the shares is a dominant entity or subsidiary of the issuer of the shares tendered; describe the relationship

Information relevant to this Section is presented in Section 21 of this Tender Offer Document.

23.	A representation of the entity purchasing the shares confirming that clearance for the acquisition or consent of the relevant authority to the acquisition of the shares has been obtained or that this tender offer will be effective subject to the obtainment of the respective clearances and decisions

No decisions of any competent authorities are required for the purchase of the Polfa Kutno shares under this Tender Offer.

24.	A statement of the tenderor’s intentions towards the company whose shares are to be subscribed under the tender

This Tender Offer has been announced in order to comply with IVAX’s obligations under Art. 154 of the Act.

This Tender Offer is also announced in connection with IVAX’s intention to take steps aimed at withdrawing Polfa Kutno’s shares from public trading in securities, pursuant to the requirements set forth in Art. 86 Section 4 of the Act.

As the main shareholder, the Tenderor is able to secure additional capital for Polfa Kutno. Therefore, the Tenderor has no plans related to Polfa Kutno raising additional capital through the Polish public market. In the Tenderor’s opinion, the costs related to the public status of Polfa Kutno are not proportional to the benefits resulting from such status.

The withdrawal of Polfa Kutno’s shares from public trading will not affect Polfa Kutno’s activities. It is IVAX’s intention that Polfa Kutno will be the core of a strong, competitive and modern pharmaceutical group in Poland, incorporating IVAX Pharma Poland Sp. z o.o., while also being strongly positioned with regard to present and new export markets.

25.	A statement of intentions of the entity purchasing the shares towards the company whose shares are to be subscribed under the tender

Information relevant to this Section is presented in Section 24 of this Tender Offer Document.

26.	Other information that the tenderor believes to be relevant

26.1.	General information

This Tender Offer Document is the sole legally-binding document containing information regarding the offer to purchase of Polfa Kutno shares under this Tender Offer.

This Tender Offer is addressed to all Polfa Kutno shareholders other than the Tenderor and KZFPK Holdings.

The Polfa Kutno shares subscribed for should be free of any pledges and encumbrances.

DMBH shall not charge any fees to persons responding to this Tender Offer with respect to the filing of subscriptions and the issuance of an excerpt from the register. DMBH shall not reimburse any costs relating to subscriptions to the persons filing the same. Fees related, among other things, to issuance of deposit certificate, blocking of shares or conclusion of sale transactions, may be charged by a brokerage house performing these actions in accordance with its applicable table of commission and fees.

An excerpt from register shall be issued for each person responding to the Tender Offer.

A person holding Polfa Kutno shares kept in the issue’s sponsor’s register, prior to blocking its shares and submitting a subscription, should: (i) transfer the Polfa Kutno shares to their own securities account; or (ii) if such person does not wish to transfer such shares to another account, enter into a relevant agreement with the issue’s sponsor that will enable the shares kept in the issue’s sponsor’s register to be disposed of. A person intending to commence the transfer procedure should take into consideration that it may take up to 10 business days.

26.2.	Purchases outside of Tender Offer prohibited

Pursuant to Polish regulations, from the time this Tender Offer is publicly announced and during the entire Tender Offer until its completion, IVAX may only purchase Polfa Kutno shares as part of the Tender Offer and in compliance with its terms.

26.3.	Detailed procedure for responding to the Tender Offer

On December 27, 2004 DMBH shall open a subscription register for the purpose of recording subscriptions for the sale of shares filed during the subscription period. An entry in the registry shall be made within one business day of such entry being submitted to DMBH. No detailed data from the registry shall be disclosed.

26.3.1.	Making a subscription

Making a subscription for the sale of shares in person:

Subscriptions for the sale of shares will be accepted at DMBH’s customer service point in Warsaw, at ul. Traugutta 7/9, 00-067 Warsaw.

A person that intends to subscribe for the sale of shares in response to this Tender Offer at DMBH’s customer service point should take the following actions:

1)	file a request, no later than by January 25, 2005, to block the applicable shares until February 2, 2005 and an order to sell these shares to the Tenderor with the entity keeping such person’s securities account (brokerage offices, brokerage houses and banks), as well as obtain a deposit certificate for the shares to be offered to the Tenderor. The deposit certificate should confirm the block on the shares and the filing of the selling order. The selling order should remain in force until January 28, 2005, inclusive;

2)	file a subscription on an appropriate subscription form at DMBH’s customer service point, during business hours. The subscription should be accompanied by the original deposit certificate referred to in par. 1) above. The subscription should be filed by the owner of the shares offered or its representative.

Filing a subscription by mail:

A person that intends to file a subscription by mail should take the following actions:

1)	file a request, no later than by January 25, 2005, to block the shares until February 2, 2005 and an order to sell these shares to the Tenderor with the entity keeping such person’s securities account (brokerage offices, brokerage houses and banks), as well as obtain a deposit certificate for the shares to be offered to the Tenderor. The deposit certificate should confirm the block on the shares and the filing of the selling order. The selling order should remain in force until January 28, 2005, inclusive;

2)	mail, by registered mail or by courier, the following documents:

a.	the original deposit certificate;

b.	a completed and signed subscription form.

The signature of the person offering the shares for sale and its authorization should be certified by an employee of the entity keeping such person’s securities account (brokerage offices, brokerage houses and banks) that issued the deposit certificate. The certification of the signature should take the form of a signature affixed by such an employee on the subscription form. Alternatively, the signature of the person offering the shares for sale may be certified by a notary;

3)	the documents referred to in par. 2) above should be mailed in such a manner as will ensure that they are delivered to DMBH’s registered office no later than by 4:30 PM on January 25, 2005;

4)	the abovementioned documents should be mailed to the following address:

Dom Maklerski Banku Handlowego S.A.

ul. Chałubinskiego 8

00-613 Warszawa

with the annotation “POLFA KUTNO – WEZWANIE” on the face of the envelope. This annotation is mandatory.

Subscriptions delivered by mail shall be deemed effectively filed only if:

a.	subscriptions are consistent with the forms made available by DMBH;

b.	subscriptions are signed and certified in compliance with the procedure described above;

c.	subscriptions are delivered to DMBH no later than by 4:30 PM on January 25, 2005.

By signing a subscription form the signatory makes a deed of will to the effect that it accepts the terms and conditions of this Tender Offer.

Prior to accepting any subscriptions, DMBH shall make available the forms of the documents referred to above to all brokerage houses that are members of the WSE, and to banks that maintain securities accounts. The documents referred to above will also be available at DMBH’s customer service point in Warsaw, at ul. Traugutta 7/9 and at DMBH’s registered office in Warsaw, at ul. Chałubinskiego 8 during the subscription period.

DMBH would like to highlight that only subscriptions consistent with the forms made available by DMBH shall be accepted as valid subscriptions under the Tender Offer.

26.3.2.	Subscriptions filed other than by attorney:

Natural persons who wish to respond to this Tender Offer should hold an ID card or a passport. In addition, a natural person representing a corporate or a non-corporate entity should produce a valid excerpt from the relevant register. Where the power of the person placing the subscription does not follow directly from the relevant register, such individuals should produce a properly-issued power of attorney granted thereto pursuant to Section 26.3.3 of this Tender Offer Document.

26.3.3.	Acting through a proxy:

Subscriptions may be filed by a proxy provided that the proxy holder acts on the basis of a power of attorney made in the written form and certified by the entity keeping the securities account (brokerage offices, brokerage houses and banks) which has issued the deposit certificate, or a power of attorney made in the form of a notarial deed or with a signature certified by a notary.

The power of attorney should authorize its holder:

a)	to block the shares for the period to February 2, 2005, inclusive;

b)	to file a selling order with respect to the blocked shares on the terms specified in the Tender Offer Document;

c)	to collect the deposit certificate from the entity holding the shares;

d)	to file the deposit certificate and a subscription for the sale of the shares;

e)	to collect an excerpt from the register maintained by DMBH.

DMBH clients are not required to produce deposit certificates while filing the subscriptions. The shares of these clients shall be blocked on the basis of a request for blockade pursuant to DMBH’s procedures.

Subscribers are advised that the power of attorney should bear stamp duty marks of the requisite value (as at the date of the announcement of this Tender Offer, this stamp duty is PLN 15).

Employees of entities maintaining securities accounts (brokerage offices, brokerage houses and banks) and entities providing portfolio management services who file subscriptions on behalf of their clients should hold the appropriate corporate authorizations and powers of attorney granted by their respective clients to file subscriptions under the Tender Offer.

In lieu of the power of attorney to file a subscription, the employees of the entities keeping the securities accounts (brokerage offices, brokerage houses and banks) who file subscriptions on behalf of their clients may produce a representation of the respective entity confirming that the entity has the necessary authorization and has received an order from the client to file the subscription under the Tender Offer.

26.3.4.	Other information

While issuing a deposit certificate, the entity maintaining the securities account (brokerage offices, brokerage houses and banks) shall block the shares specified in the certificate on the respective securities account of the holder of the shares, for a period ending no later than on February 2, 2005.

The shares owned by a person that files an order in relation to this Tender Offer regarding the blocking of such shares with the entity keeping their securities account in which the shares are deposited, and that fails to subscribe for the sale of the shares or fails to meet other requirements on whose fulfillment the sale of the shares under the Tender Offer is contingent, shall be unblocked by the entity keeping securities on the date the Tender Offer is settled, i.e. February 2, 2004.

DMBH shall not be held liable for not processing subscriptions received after the last day of the subscription period, i.e. after January 25, 2005, or after 4:30 PM on the aforementioned last day of the subscription period.

This transaction shall only affect the shares subject to the subscriptions that satisfy the terms and conditions set forth above.

DMBH would like to emphasize that only an excerpt from the subscription register constitutes a confirmation that the subscription has been validly filed. An excerpt from the subscription register only proves that the respective subscription has been filed. DMBH, in cooperation with entities who issue deposit certificates, will verify such issuance of such deposit certificates. In the event of a lack of confirmation with respect to any blockade of shares or issuance of a deposit certificate, the shares offered in the respective subscription shall be excluded from the stock exchange transaction.

For IVAX Corporation:

Ireneusz Matusielanski
Attorney

For Dom Maklerski Banku Handlowego S.A.

Grzegorz Nichthauser	Dariusz Pliszka
Proxy	Proxy